Exhibit 99.2

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED

MARCH 31, 2021 AND 2020

Maverix Metals Inc. Condensed Consolidated Interim Statements of Financial Position
(in thousands of United States dollars)
	March 31, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	$49,303	$7,760
Accounts receivable	8,158	13,533
Investments (Note 5)	5,437	18,238
Asset held for sale	1,500	1,500
Prepaid expenses and other	458	653
Total current assets	64,856	41,684

Non-current assets
Royalty, stream and other interests (Notes 3&4)	295,646	334,210
Investments (Notes 3&5)	-	1,000
Deferred financing costs and other	853	960
Deferred tax asset (Note 12)	692	1,753
Total assets	$362,047	$379,607

Liabilities
Current liabilities
Trade and other payables	$3,241	$3,285
Deferred revenue	2,500	3,333
Total current liabilities	5,741	6,618

Non-current liabilities
Credit facility (Note 6)	-	32,000
Deferred tax liability (Note 12)	1,882	-
Total liabilities	7,623	38,618

Equity
Capital and reserves
Share capital (Note 7a)	320,248	318,530
Reserves	10,408	10,654
Accumulated other comprehensive income	2,928	4,326
Retained earnings	20,840	7,479
Total equity	354,424	340,989
Total liabilities and equity	$362,047	$379,607

Contractual Obligations (Note 15)

Subsequent Events (Note 16)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

  ON BEHALF OF THE BOARD:

             “signed”              Geoff Burns, Director             “signed”             Dan O’Flaherty, Director

Maverix Metals Inc. Condensed Consolidated Interim Statements of Income and Comprehensive Income (Loss)
(in thousands of United States dollars, except for per share and share data)

	Three months ended
	March 31
	2021	2020
Royalty revenue (Note 13)	$6,883	$6,076
Sales (Note 13)	6,197	3,214
Total revenue	13,080	9,290

Cost of sales, excluding depletion	(1,629)	(979)
Depletion (Note 4)	(3,539)	(3,306)
Total cost of sales	(5,168)	(4,285)
Gross profit	7,912	5,005

Administration expenses (Note 8)	(1,415)	(1,346)
Project evaluation expenses (Note 8)	(1,095)	(1,242)
Income from operations	5,402	2,417

Other income and expenses
Gain on buy back of royalty interest (Note 3)	10,983	-
Gain on conversion of debenture (Note 3)	2,410	-
Foreign exchange loss	(44)	(204)
Other income (expense)	46	(136)
Finance expense	(294)	(831)
Income before income taxes	18,503	1,246

Income tax expense (Note 12)	(3,734)	(386)
Net income	$14,769	$860

Earnings per share (Note 9)
Basic earnings per share	$0.10	$0.01
Diluted earnings per share	$0.10	$0.01

Weighted average number of common shares outstanding:
Basic	140,775,953	119,691,047
Diluted	147,054,535	129,742,828

Other Comprehensive Income (Loss)
Net income	$14,769	$860
Item that will not be subsequently re-classified to net income:
Changes in fair value of investments, net of tax (Note 5)	(1,398)	(4,191)
Comprehensive income (loss)	$13,371	$(3,331)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Maverix Metals Inc. Condensed Consolidated Interim Statements of Cash Flows
(in thousands of United States dollars)

	Three months ended
	March 31
	2021	2020
Operating activities
Net income	$14,769	$860

Depletion and amortization	3,576	3,343
Income tax expense	3,734	386
Share-based compensation	344	468
Finance expense	294	831
Unrealized foreign exchange loss and other	200	160
Withholding and income taxes paid	(526)	(315)
Gain on buy back of royalty interest (Note 3)	(10,983)	-
Gain on conversion of debenture (Note 3)	(2,410)	-
Changes in non-cash working capital (Note 10)	4,481	(887)
Net cash provided by operating activities	$13,479	$4,846

Investing activities
Acquisition of royalty, stream and other interests (Note 4)	(82)	-
Proceeds from buy back of royalty interest and other (Note 3)	49,500	-
Proceeds from disposal of equity investments (Note 5)	11,186	-
Right of first refusal proceeds	-	12,000
Net cash provided by investing activities	$60,604	$12,000

Financing activities
Proceeds from credit facility (Note 6)	-	10,000
Repayment of credit facility (Note 6)	(32,000)	(13,000)
Financing costs and interest paid	(234)	(759)
Dividends paid (Note 7e)	(1,408)	(1,196)
Proceeds from exercise of stock options (Note 7c)	1,128	147
Net cash used in financing activities	$(32,514)	$(4,808)

Effect of exchange rate changes on cash and cash equivalents	(26)	(37)
Increase in cash and cash equivalents	41,543	12,001
Cash and cash equivalents at the beginning of the period	7,760	4,828
Cash and cash equivalents	$49,303	$16,829

Supplemental cash flow information (Note 10)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Maverix Metals Inc. Condensed Consolidated Interim Statements of Changes in Equity
(in thousands of United States dollars, except for number of shares)

	Issued shares	Share capital $	Share warrant reserve $	Share option reserve $	Accumulated other comprehensive income (loss) $	Retained earnings (deficit) $	Total equity $
As at December 31, 2020	140,488,309	318,530	6,609	4,045	4,326	7,479	340,989
Total comprehensive income	-	-	-	-	(1,398)	14,769	13,371
Dividend declared (Note 7e)	-	-	-	-	-	(1,408)	(1,408)
Shares issued for options exercised (Note 7c)	664,351	1,713	-	(585)	-	-	1,128
Share-based compensation	1,026	5	-	339	-	-	344
As at March 31, 2021	141,153,686	320,248	6,609	3,799	2,928	20,840	354,424

As at December 31, 2019	119,578,489	237,509	10,999	3,010	1,262	(11,074)	241,706
Total comprehensive income	-	-	-	-	(4,191)	860	(3,331)
Dividend declared (Note 7e)	-	-	-	-	-	(1,198)	(1,198)
Shares issued for options exercised (Note 7c)	178,750	317	-	(170)	-	-	147
Share-based compensation	9,240	35	-	433	-	-	468
As at March 31, 2020	119,766,479	237,861	10,999	3,273	(2,929)	(11,412)	237,792

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Maverix Metals Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Month Periods Ended March 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise)

1.	NATURE OF OPERATIONS

Maverix Metals Inc. (“Maverix” or the “Company”) is incorporated and domiciled in Canada and its registered head office address is Suite 575, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, Canada. The Company’s common shares trade on the New York Stock Exchange American and Toronto Stock Exchange under the symbol “MMX”.

Maverix is a resource-based company that seeks to acquire and manage royalties and metal purchase agreements (a “Stream” or “Streams”) on projects that are in an advanced stage of development, on operating mines producing precious or other metals, or in some circumstances, exploration stage projects. Royalty interests (“Royalty” or collectively, “Royalties”) are non-operating interests in mining projects that provide Maverix with the right to a percentage of the gross revenue from the metals produced from the project (a “Gross Revenue Royalty” or “GRR”) or the net revenue after the deduction of specified costs (a “Net Smelter Returns Royalty” or “NSR” royalty). Under a Stream interest, Maverix makes an upfront payment to acquire the Stream and then receives the right to purchase, at a fixed or variable price per unit based on the spot price of the precious or other metal, a percentage of a mine’s production for the life of mine or a specified time period.

These consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on May 13, 2021.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), applicable to preparation of interim financial statements including International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. Accordingly, certain disclosures included in the annual financial statements prepared in accordance with IFRS have been condensed or omitted. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2020 (the “2020 Annual Financial Statements”).

The accounting policies applied in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s 2020 Annual Financial Statements. The Company’s interim results are not necessarily indicative of its results for a full year.

b)	Basis of Preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value. The condensed consolidated interim financial statements are presented in United States dollars (“USD”), unless otherwise noted.

c)	Estimation Uncertainty and COVID-19

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The current and expected impacts on global commerce are anticipated to be far reaching. To date there has been significant volatility in the stock market and in the commodity and foreign exchange markets, restrictions on the conduct of business in many jurisdictions and the global movement of people and some goods has become restricted. In the current environment, estimates and assumptions about future production, commodity prices, exchange rates, discount rates, future capital expansion plans and associated production implications at the underlying mines in which the Company holds a royalty or stream interest are subject to greater variability than normal, which could significantly affect the valuation of our assets, both non-financial and financial. As at March 31, 2021, the Company has not recorded any adjustments related to the COVID-19 pandemic.

Maverix Metals Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Month Periods Ended March 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise)

3.	ROYALTY AND STREAM TRANSACTIONS

Hope Bay

In August 2019, Maverix entered into an agreement to purchase an additional 1.5% NSR royalty on the Hope Bay mine in Nunavut, Canada, previously owned and operated by TMAC Resources Inc. (“TMAC”) for a cash payment of $40.0 million (the “Additional Royalty”). Under the Additional Royalty agreement, TMAC had the right to buy back the entire Additional Royalty for a cash payment of $50.0 million in the event of a change of control transaction of TMAC (as defined in the Additional Royalty agreement) that was announced prior to June 30, 2021.

In February 2021, Agnico Eagle Mines Limited (“Agnico”) completed the acquisition of TMAC. Concurrent with the acquisition, Agnico provided notice to the Company and exercised the buyback right with respect to 1.5% of the total 2.5% NSR royalty the Company owned on the Hope Bay mine. As a result of the buy back, the Company received $50.0 million and recorded a gain on the buy back of the Hope Bay royalty interest of $11.0 million. The Company has retained a 1% NSR royalty on the Hope Bay mine that is not subject to any reductions.

Additional El Mochito Stream

In March 2021, Maverix converted all amounts outstanding under a $1.0 million convertible debenture into an additional 5% silver Stream on the operating El Mochito mine on the same terms as the existing El Mochito silver Stream (the “Additional Silver Stream”). The Company used a discounted cash flow model to determine the fair value of the Additional Silver Stream and recognized a $2.4 million gain on the conversion of the debenture. The discounted cash flow model used a discount rate of 10% and a silver price based on analyst metal price projections and management expectations. Upon conversion, Maverix has a 27.5% silver Stream on the El Mochito mine.

Maverix Metals Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Month Periods Ended March 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise)

4.	ROYALTY, STREAM AND OTHER INTERESTS

As at and for the period ended March 31, 2021:

		Cost			Accumulated Depletion
		Opening	Additions/ (Disposals)	Ending	Opening	Depletion	Disposals	Ending	Carrying Amount
	Country	$	$	$	$	$	$	$	$
Beta Hunt	AUS	9,421	-	9,421	(4,763)	(158)	-	(4,921)	4,500
Camino Rojo	MEX	40,173	-	40,173	-	-	-	-	40,173
Cerro Blanco	GTM	16,069	-	16,069	-	-	-	-	16,069
Cerro Casale	CHL	7,053	-	7,053	-	-	-	-	7,053
Converse	USA	10,039	-	10,039	-	-	-	-	10,039
DeLamar	USA	9,068	-	9,068	-	-	-	-	9,068
El Mochito	HON	7,734	3,410	11,144	(2,638)	(373)	-	(3,011)	8,133
Florida Canyon	USA	12,823	-	12,823	(2,901)	(191)	-	(3,092)	9,731
Gemfield	USA	8,799	-	8,799	-	-	-	-	8,799
Hope Bay	CAN	63,324	(40,019)	23,305	(3,621)	(121)	1,502	(2,240)	21,065
Karma	BFA	20,080	-	20,080	(6,054)	(420)	-	(6,474)	13,606
La Colorada	MEX	17,400	-	17,400	(4,433)	(392)	-	(4,825)	12,575
McCoy-Cove	USA	18,553	-	18,553	-	-	-	-	18,553
Moose River	CAN	3,700	-	3,700	(2,387)	(138)	-	(2,525)	1,175
Moss	USA	20,283	-	20,283	(5,097)	(684)	-	(5,781)	14,502
Mt Carlton	AUS	9,436	-	9,436	(6,742)	(184)	-	(6,926)	2,510
Omolon	RUS	10,093	-	10,093	(3,492)	(509)	-	(4,001)	6,092
San Jose	MEX	5,500	-	5,500	(2,893)	(235)	-	(3,128)	2,372
Silvertip	CAN	4,340	-	4,340	(454)	-	-	(454)	3,886
Vivien	AUS	3,301	-	3,301	(2,847)	(87)	-	(2,934)	367
Other	Various	100,769	82	100,851	(15,426)	(47)	-	(15,473)	85,378
Total(1)		397,958	(36,527)	361,431	(63,748)	(3,539)	1,502	(65,785)	295,646

(1)	Royalty, stream and other interests includes non-depletable assets of $73.8 million and depletable assets of $221.8 million.

Maverix Metals Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Month Periods Ended March 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise)

As at and for the year ended December 31, 2020:

		Cost			Accumulated Depletion
		Opening	Additions/ (Disposals)	Ending	Opening	Depletion	Disposals	Ending	Carrying Amount
	Country	$	$	$	$	$	$	$	$
Beta Hunt	AUS	14,875	(5,454)	9,421	(6,638)	(706)	2,581	(4,763)	4,658
Camino Rojo	MEX	-	40,173	40,173	-	-	-	-	40,173
Cerro Blanco	GTM	-	16,069	16,069	-	-	-	-	16,069
Cerro Casale	CHL	7,053	-	7,053	-	-	-	-	7,053
Converse	USA	10,039	-	10,039	-	-	-	-	10,039
DeLamar	USA	9,068	-	9,068	-	-	-	-	9,068
El Mochito	HON	7,710	24	7,734	(1,516)	(1,122)	-	(2,638)	5,096
Florida Canyon	USA	12,823	-	12,823	(2,189)	(712)	-	(2,901)	9,922
Gemfield	USA	8,799	-	8,799	-	-	-	-	8,799
Hope Bay	CAN	63,324	-	63,324	(1,950)	(1,671)	-	(3,621)	59,703
Karma	BFA	20,080	-	20,080	(4,062)	(1,992)	-	(6,054)	14,026
La Colorada	MEX	17,400	-	17,400	(3,262)	(1,171)	-	(4,433)	12,967
McCoy-Cove	USA	18,553	-	18,553	-	-	-	-	18,553
Moose River	CAN	3,700	-	3,700	(1,544)	(843)	-	(2,387)	1,313
Moss	USA	20,283	-	20,283	(1,617)	(3,480)	-	(5,097)	15,186
Mt Carlton	AUS	9,436	-	9,436	(4,638)	(2,104)	-	(6,742)	2,694
Omolon	RUS	10,076	17	10,093	(399)	(3,093)	-	(3,492)	6,601
San Jose	MEX	5,500	-	5,500	(2,302)	(591)	-	(2,893)	2,607
Silvertip	CAN	4,340	-	4,340	(454)	-	-	(454)	3,886
Vivien	AUS	3,301	-	3,301	(2,593)	(254)	-	(2,847)	454
Other	Various	83,375	17,394	100,769	(15,166)	(260)	-	(15,426)	85,343
Total(1)		329,735	68,223	397,958	(48,330)	(17,999)	2,581	(63,748)	334,210

(2)	Royalty, stream and other interests includes non-depletable assets of $76.0 million and depletable assets of $258.2 million.

Maverix Metals Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Month Periods Ended March 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise)

5.	INVESTMENTS

As at and for the period ended March 31, 2021:

	Balance at December 31, 2020	Additions	Disposals	Fair Value Adjustments	Debenture Conversion	Balance at March 31, 2021
Short-term investments
Common shares(1)	$18,190	$-	$(11,187)	$(1,616)	$-	$5,387
Warrants(2)	48	-	-	2	-	50
Total short-term investments	$18,238	$-	$(11,187)	$(1,614)	$-	$5,437

Non-current investments
Convertible debenture(2)	$1,000	$-	$-	$2,410	$(3,410)	$-
Total investments	$19,238	$-	$(11,187)	$796	$(3,410)	$5,437

(1)	Fair value adjustments recorded within Other comprehensive income (loss).
(2)	Fair value adjustments recorded within Net income.

In December 2020, Northern Vertex Mining Corp. (“Northern Vertex”) announced a merger with Eclipse Gold Mining Corporation and a concurrent CAD$20.0 million financing, which closed in February 2021 (the “Financing”). As part of the Financing, the Company agreed to exercise 19.5 million share purchase warrants at CAD$0.40 per common share of Northern Vertex in December 2020 and sell the underlying common shares received for CAD$0.50 per common share for total proceeds of $7.7 million (CAD$9.8 million).

As at and for the year ended December 31, 2020:

	Balance at December 31, 2019	Additions	Disposals	Exercise and Transfers	Fair Value Adjustments	Balance at December 31, 2020
Short-term investments
Common shares(1)	$-	$8,205	$(501)	$7,020	$3,466	$18,190
Warrants(2)	-	8	-	(1,851)	1,891	48
Total short-term investments	$-	$8,213	$(501)	$5,169	$5,357	$18,238

Non-current investments
Common shares(1)	$7,006	$1,519	$(1,505)	$(7,020)	$-	$-
Convertible debenture(2)	-	1,000	-	-	-	1,000
Warrants(2)	142	-	-	(142)	-	-
Total non-current investments	$7,148	$2,519	$(1,505)	$(7,162)	$-	$1,000
Total investments	$7,148	$10,732	$(2,006)	$(1,993)	$5,357	$19,238

(3)	Fair value adjustments recorded within Other comprehensive income (loss).
(4)	Fair value adjustments recorded within Net income.

Maverix Metals Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Month Periods Ended March 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise)

6.	CREDIT FACILITY

The following table summarizes the Company’s $120.0 million revolving credit facility (“Credit Facility”) as at March 31, 2021 and changes during the period then ended:

Credit Facility
Balance at December 31, 2019	$69,000
Proceeds	20,000
Repayment	(57,000)
Balance at December 31, 2020	32,000
Repayment	(32,000)
Balance at March 31, 2021	$-

Amortization of the deferred financing costs related to the Credit Facility for the three months ended March 31, 2021 and 2020 were $0.1 million and $0.1 million, respectively. As at March 31, 2021 the Company was in compliance with all of the covenants related to the Credit Facility.

7.	SHARE CAPITAL

a)	Authorized, Issued and Outstanding shares

The Company is authorized to issue an unlimited number of common shares without par value and preferred shares. No preferred shares have been issued.

b)	Share Purchase Warrants

A listing of the Company’s outstanding warrants as at March 31, 2021 is presented below:

Number outstanding	Exercise Price	Expiry Date
5,000,000	$2.41	December 23, 2021
5,000,000	$3.28	June 29, 2023
10,000,000

Maverix Metals Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Month Periods Ended March 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise)

c)	Share Based Payments - Share Option Plan

The following table summarizes stock options which were outstanding and exercisable as at March 31, 2021 and 2020 and changes during the periods then ended:

	Number of Options Outstanding	Weighted average exercise price per option (CAD$)
Balance at December 31, 2020	4,068,884	$4.05
Granted	827,565	$6.57
Exercised	(664,351)	$2.18
Balance at March 31, 2021	4,232,098	$4.84

Options which have vested and are exercisable as at March 31, 2021	2,363,578	$4.01

Balance at December 31, 2019	3,834,119	$3.31
Granted	923,255	$5.17
Exercised	(178,750)	$1.08
Balance at March 31, 2020	4,578,624	$3.77

A summary of the Company’s outstanding stock options as at March 31, 2021 is presented below:

Number outstanding	Exercise Price (CAD$)	Expiry Date
562,444	$2.80	April 28, 2022
93,694	$2.80	May 30, 2022
696,485	$3.30	May 31, 2023
848,252	$5.18	April 3, 2024
50,000	$6.48	August 9, 2024
268,313	$5.83	December 12, 2024
855,345	$5.17	March 10, 2025
30,000	$6.54	September 24, 2025
827,565	$6.57	March 26, 2026
4,232,098

The following are the weighted average assumptions used in the Black-Scholes Model to estimate the fair value of stock options granted for the three months ended March 31, 2021 and 2020:

	Three months ended
	March 31
	2021	2020
Risk-free interest rate	0.5%	0.6%
Expected volatility	46%	45%
Expected life	3 years	3 years
Expected dividend yield	0.8%	1.1%

The weighted-average common share price, at the time of exercise, for the options that were exercised during the three months ended March 31, 2021 was $5.21 per share (2020: $4.95 per share). The weighted average remaining contractual life of the options as at March 31, 2021 was 3.21 years (2020: 3.41 years).

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Three Month Periods Ended March 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise)

d)	Share Based Payments –Restricted Share Unit (“RSU”) Plan

The following table summarizes RSUs which were outstanding as at March 31, 2021 and 2020 and changes during the periods then ended:

	Number of RSUs Outstanding	Weighted average fair value per RSU (CAD$)
Balance at December 31, 2020	192,694	$5.72
Granted	110,245	$6.57
Balance at March 31, 2021	302,939	$6.03

Balance at December 31, 2019	97,027	$5.82
Granted	74,300	$5.17
Balance at March 31, 2020	171,327	$5.54

e)	Dividends

During each of the three month periods ended March 31, 2021 and 2020, the Board of Directors of the Company declared quarterly dividends of $0.01 per common share.

8.	OPERATING EXPENSES BY NATURE

	Three months ended
	March 31
	2021	2020
Compensation and benefits	$1,563	$1,514
Corporate administration	252	271
Listing and filing fees	118	111
Professional fees	196	187
Amortization	37	37
Operating expenses before share-based compensation	2,166	2,120
Share-based compensation	344	468
Total operating expenses	$2,510	$2,588

9.	EARNINGS PER SHARE

Basic and diluted earnings per share is calculated based on the following:

	Three months ended
	March 31
	2021	2020
Net income	$14,769	$860
Basic weighted average number of shares	140,775,953	119,691,047
Basic earnings per share	$0.10	$0.01

Effect of dilutive securities
Warrants	4,642,579	8,390,518
Stock options	1,543,112	1,642,861
RSUs	92,891	18,402
Diluted weighted average number of common shares	147,054,535	129,742,828
Diluted earnings per share	$0.10	$0.01

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Three Month Periods Ended March 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise)

The following table lists the weighted average number of warrants, stock options and RSUs which were excluded from the computation of diluted earnings per share because the exercise prices plus the unamortized share-based compensation per share exceeded the average market value of the common shares during the three month periods ending March 31, 2021 and 2020 of $5.31 and $4.47, respectively.

	Three months ended
	March 31
	2021	2020
Warrants	-	-
Stock options	75,976	531,372
RSUs	-	-

10.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended
Changes in non-cash working capital:	March 31
	2021	2020
Accounts receivable	$5,194	$(23)
Prepaid expenses and other	196	(8)
Trade payables and other	(76)	(856)
Deferred revenue	(833)	-
Changes in non-cash working capital	$4,481	$(887)

Significant non-cash transactions:
Conversion of debenture (Note 3)	$3,410	$-
Settlement of receivables in equity investments	-	642

Cash and cash equivalents at the end of the period:
Cash at bank	$49,303	$16,829

11.	RELATED PARTY DISCLOSURES

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including any director of the Company. Compensation for key management personnel of the Company was as follows:

	Three months ended
	March 31
	2021	2020
Compensation and benefits	$1,473	$1,266
Share-based compensation	301	396
Total compensation	$1,774	$1,662

During the three months ended March 31, 2021 and 2020, the Company purchased $0.7 million and $0.6 million, respectively, of refined gold from Pan American Silver Corp. (“Pan American”) at a price of $650 per ounce purchased under its La Colorada gold Stream agreement (Note 15). As a consequence of its shareholding and other factors, Pan American is deemed to have significant influence over the Company.

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Three Month Periods Ended March 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise)

12.	INCOME TAXES

Income tax recognized in net income is comprised of the following:

	Three months ended
	March 31
	2021	2020
Current tax expense	$572	$386
Deferred tax expense	3,162	-
Income tax expense	$3,734	$386

The income tax expense differs from the amount that would result from applying the federal and provincial income tax rates to the income before income taxes due to the following:

	Three months ended
	March 31
	2021	2020
Income before income taxes	$18,503	$1,246
Statutory tax rate	27%	27%
Expected income tax expense	$4,996	$336

Increase (decrease) due to:
Foreign tax rate differences	117	93
Non-deductible expenses	92	117
Withholding taxes	176	84
Change in unrecognized temporary differences	42	(244)
Recognition of temporary differences	(1,689)	-
Income tax expense	$3,734	$386

Deferred tax assets and liabilities

The following table summarizes the composition of the Company’s deferred tax assets and liabilities as at March 31, 2021 and December 31, 2020:

	March 31, 2021	December 31, 2020
Deferred tax assets
Non-capital losses	$-	$15,574
Deferred revenue	692	930
Royalty, stream and other interests	-	(14,751)
Total deferred tax assets	$692	$1,753

Deferred tax liabilities
Non-capital losses	$11,039	$-
Investments and other	359	-
Royalty, stream and other interests	(13,280)	-
Total deferred tax liabilities	$(1,882)	$-

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Three Month Periods Ended March 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise)

13.	SEGMENT INFORMATION

For the period ended March 31, 2021:

	Primary Product	Royalty revenue	Sales	Costs of sales, excluding depletion	Depletion	Gain on buy back of royalty interest	Income before taxes	Cash from (used in) operations
		$	$	$	$	$	$	$
Beta Hunt (AUS)	Gold	2,325	-	-	(158)	-	2,167	4,299
El Mochito (HON)	Silver	-	2,218	(542)	(373)	-	1,303	1,676
Florida Canyon (USA)	Gold	693	-	-	(191)	-	502	643
Hope Bay (CAN)	Gold	370	-	-	(121)	10,983	11,232	3,138
Karma (BFA)	Gold	677	-	-	(420)	-	257	682
La Colorada (MEX)	Gold	-	1,785	(654)	(392)	-	739	1,131
Moose River (CAN)	Gold	316	-	-	(138)	-	178	429
Moss (USA)	Silver	-	2,194	(433)	(684)	-	1,077	1,761
Mt Carlton (AUS)	Gold	374	-	-	(184)	-	190	767
Omolon (RUS)	Gold	753	-	-	(509)	-	244	-
San Jose (MEX)	Silver	622	-	-	(235)	-	387	574
Vivien (AUS)	Gold	680	-	-	(87)	-	593	654
Other (Various)	Various	48	-	-	(47)	-	1	47
Total segments		6,883	6,197	(1,629)	(3,539)	10,983	18,895	15,801
Operating expenses		-	-	-	-	-	(2,510)	(1,451)
Foreign exchange loss and other		-	-	-	-	-	(42)	157
Gain on conversion of debenture		-	-	-	-	-	2,410	-
Finance expense		-	-	-	-	-	(294)	(234)
Income taxes paid		-	-	-	-	-	-	(526)
Other		-	-	-	-	-	44	(269)
Total corporate		-	-	-	-	-	(392)	(2,322)
Consolidated total		6,883	6,197	(1,629)	(3,539)	10,983	18,503	13,479

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Three Month Periods Ended March 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise)

For the period ended March 31, 2020:

	Primary Product	Royalty revenue	Sales	Costs of sales, excluding depletion	Depletion	Income before taxes	Cash from (used in) operations
		$	$	$	$	$	$
Beta Hunt (AUS)	Gold	1,933	-	-	(201)	1,732	1,842
El Mochito (HON)	Silver	-	266	(65)	(104)	97	201
Florida Canyon (USA)	Gold	465	-	-	(151)	314	431
Hope Bay (CAN)	Gold	1,209	-	-	(414)	795	798
Karma (BFA)	Gold	700	-	-	(547)	153	568
La Colorada (MEX)	Gold	-	1,485	(618)	(242)	625	867
Moose River (CAN)	Gold	386	-	-	(233)	153	366
Moss (USA)	Silver	-	1,463	(296)	(797)	370	1,166
Mt Carlton (AUS)	Gold	341	-	-	(233)	108	406
Omolon (RUS)	Gold	169	-	-	(123)	46	562
San Jose (MEX)	Silver	440	-	-	(163)	277	365
Silvertip (CAN)	Silver	-	-	-	-	-	180
Vivien (AUS)	Gold	292	-	-	(50)	242	401
Other (Various)	Various	141	-	-	(48)	93	154
Total segments		6,076	3,214	(979)	(3,306)	5,005	8,307
Operating expenses		-	-	-	-	(2,588)	(2,083)
Foreign exchange gain and other		-	-	-	-	(204)	(241)
Finance expense		-	-	-	-	(831)	(759)
Income taxes paid		-	-	-	-	-	(315)
Other		-	-	-	-	(136)	(63)
Total corporate		-	-	-	-	(3,759)	(3,461)
Consolidated total		6,076	3,214	(979)	(3,306)	1,246	4,846

Non-current Assets by Geographical Region:

	March 31, 2021	December 31, 2020
North America
USA	$106,224	$107,064
Canada	34,937	73,820
Mexico	64,220	64,847
South & Central America
Guatemala	16,069	16,069
Chile	10,073	10,073
Peru	8,400	8,400
Dominican Republic	5,160	5,160
Honduras	8,134	5,097
Other
Burkina Faso	13,736	14,156
Australia	8,725	9,152
Russia	6,091	6,601
Côte d’Ivoire	4,030	4,030
Ghana	3,527	3,527
Argentina	3,200	3,200
Various	3,973	3,974
Total(1)	$296,499	$335,170

(1)	Includes royalty, stream, and other interests (Note 4) and deferred financing costs and other.

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Three Month Periods Ended March 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise)

14.	FINANCIAL RISK MANAGEMENT

The Company has exposure to a variety of financial risks from its use of financial instruments. This note presents information about the Company's exposure to each of these risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital.

Capital Risk Management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through accretive acquisitions of royalties, streams and other interests, while optimizing its capital structure by balancing debt and equity. At March 31, 2021, the capital structure of the Company consists of $354.4 million (December 31, 2020: $341.0 million) of total equity, comprising of share capital, reserves, accumulated other comprehensive income, and retained earnings, and no amounts (December 31, 2020: $32.0 million) drawn on the Company’s Credit Facility. The Company was not subject to any externally imposed capital requirements with the exception of complying with certain covenants under the Credit Facility (Note 6). The Company is in compliance with its debt covenants at March 31, 2021.

Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and accounts receivables in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash and cash equivalents in several high-quality financial institutions and closely monitors its accounts receivable balances. The Company’s accounts receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Maverix’s royalty portfolio.

Currency Risk

Financial instruments that impact the Company’s net income due to currency fluctuations include cash and cash equivalents, accounts receivable, investments, and trade and other payables denominated in Canadian and Australian dollars. Based on the Company’s Canadian and Australian dollar denominated monetary assets and liabilities at March 31, 2021, a 10% increase (decrease) of the value of the Canadian and Australian dollar relative to the USD would increase (decrease) net income by $0.2 million and other comprehensive income by $0.5 million, respectively.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. In managing liquidity risk, the Company takes into account anticipated cash flows from operations, holding of cash and cash equivalents, and the amount available under the Credit Facility. As at March 31, 2021, the Company had cash and cash equivalents of $49.3 million (December 31, 2020: $7.8 million) and working capital of $59.1 million (December 31, 2020: $35.1 million). In addition, at March 31, 2021 the Company had $120.0 million available under its Credit Facility (Note 6).

Other Risks

The Company is exposed to equity price risk as a result of holding common shares in other mining companies with a combined fair market value as at March 31, 2021 of $5.4 million (December 31, 2020: $18.2 million) (Note 5). The equity prices of investments are impacted by various underlying factors including commodity prices and the volatility in global markets as a result of COVID-19 and the daily exchange traded volume of the equity may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the equity. Based on the Company’s investments held as at March 31, 2021, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) other comprehensive income by $0.5 million.

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Three Month Periods Ended March 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise)

Fair Value Measurements

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments in common shares held that have direct listings on an exchange are classified as Level 1.

Level 2: Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liabilities.

Level 3: Prices or valuation techniques that require inputs that are both significant to fair value measurement and unobservable (supported by little or no market activity).

The following table summarizes the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at March 31, 2021 and December 31, 2020. In accordance with IFRS 13, Fair Value Measurements, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	As at March 31, 2021			As at December 31, 2020
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Common shares	$5,387	$-	$-	$18,190	$-	$-
Warrants	-	50	-	-	48	-
Convertible debenture	-	-	-	-	-	1,000
Total	$5,387	$50	$-	$18,190	$48	$1,000

The fair value of the Additional Silver Stream acquired by the conversion of a debenture was determined using a discounted cash flow model with unobservable inputs. As a result, the fair value of the Additional Silver Stream of $3.4 million is designated as a Level 3 fair value measurement.

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Three Month Periods Ended March 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise)

15.	CONTRACTUAL OBLIGATIONS

In connection with its Streams, the Company has committed to purchase the following:

	Percent of life of mine production		Per ounce cash payment: Lesser of amount below and the then prevailing market price (unless otherwise noted)
Gold Stream interests
La Bolsa	5%		$450
La Colorada	100%		$650

Silver Stream interests
El Mochito	27.5	%(1)	25% of silver spot price
Moss	100	%(2)	20% of silver spot price

(1)	If 3.0 million ounces of silver are produced prior to April 1, 2022, Maverix’s silver purchase entitlement will decrease to 25% of life of mine silver production.

(2)	After 3.5 million ounces of silver are delivered, Maverix’s silver purchase entitlement will be 50% of the remaining life of mine silver production.

In connection with the acquisition of the Silvertip Royalty in 2017, the Company may issue an additional 1,400,000 common shares of the Company when the Silvertip mine achieves commercial production and a cumulative throughput of 400,000 tonnes of ore through the processing plant is achieved.

In connection with the acquisition of a portfolio of royalties from Newmont Corporation in October 2020, the Company agreed to make certain contingent cash payments of up to $15.0 million if certain production milestones at certain assets are achieved within five years of closing the acquisition.

16.	SUBSEQUENT EVENTS

On May 13, 2021, the Board of Directors of the Company declared a quarterly dividend of $0.0125 per common share payable on June 15, 2021 to shareholders of record as of the close of business on May 31, 2021.